UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-10689

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

FIFTH & PACIFIC COMPANIES, INC.

1441 BROADWAY

NEW YORK, NEW YORK 10018

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

The Fifth & Pacific Companies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Fifth & Pacific Companies 401(k) Plan (formerly The Liz Claiborne 401(k) Savings and Profit Sharing Plan) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Fifth & Pacific Companies 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

New York, New York

June 13, 2012

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2011 AND 2010

	2011	2010

PARTICIPANT - DIRECTED INVESTMENTS AT FAIR VALUE	$156,975,270	$172,437,519

RECEIVABLES:
Participant contributions	346,242	370,686
Employer contributions	124,404	130,414
Notes receivable from participants	1,961,851	2,173,676

Total receivables	2,432,497	2,674,776

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	159,407,767	175,112,295

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(642,863)	(285,115)

NET ASSETS AVAILABLE FOR BENEFITS	$158,764,904	$174,827,180

The accompanying Notes to Financial Statements are an integral part of these statements.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participants	$9,085,698
Employer	1,596,962
Total contributions	10,682,660

DEDUCTIONS:
Net loss on investments:
Net depreciation in fair value of investments	(5,126,198)
Dividends	3,881,833
Interest	89,879
Total net loss on investments	(1,154,486)

Benefits paid to participants	(25,590,450)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(16,062,276)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	174,827,180

End of year	$158,764,904

The accompanying Notes to Financial Statements are an integral part of this statement.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                    DESCRIPTION OF THE PLAN

Effective May 14, 2012, Fifth & Pacific Companies, Inc. (the “Company”) completed its name change from Liz Claiborne, Inc.  In connection with the change of the Company’s name, The Liz Claiborne 401(k) Savings and Profit Sharing Plan changed its name to The Fifth & Pacific Companies 401(k) Plan (the “Plan”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—Effective January 1, 1983, the Company adopted The Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provided for employer profit sharing contributions, which was amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which was amended and restated from time to time and provided for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986 (the “IRC”), as amended. Effective April 1, 2000, the Company amended and restated The Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger of The Liz Claiborne Profit Sharing Retirement Plan into The Liz Claiborne Savings Plan. Effective November 30, 2010, the Company amended the Plan to reflect the mergers of the Kate Spade Retirement Plan (the “Kate Spade Plan”) and the Liz Claiborne Union Employees’ Savings Plan (the “Union Plan”) into the Plan in accordance with the applicable plan documents and Section 414(1) of the IRC. An administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) have been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan, respectively. Fidelity Management Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility—Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements and who are age 21 or over (the “employees”) can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate in the Plan commencing on the first day of the month following six months of service and eligible part-time employees may participate in the Plan commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution, should such a contribution be made by the Company for the given year. Participants must be at least 21 years of age and complete twelve months and 1,000 hours of service to become eligible for the profit sharing component of the Plan. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.

Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan.  Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, upon commencement of employment, all employees are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. The IRC imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2011, a participant’s tax-deferred contribution was limited to $16,500. Certain eligible participants (age 50 and over) were permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pretax contribution of $22,000 for 2011. The Plan provides for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. The Plan includes an “Annual Increase Program,” whereby the participant’s deferral amount is automatically increased by 1% each year from the automatic enrollment amount of 3% until a deferral amount of 6% is reached. Plan participants may decline the program or any annual automatic increase. The Plan also allows the Company to make matching contributions based on amounts authorized by the Administrative Committee, which is equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company may make profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. There was no profit sharing contribution for the Plan year ended December 31, 2011. Participants direct the investment of all contributions into various investment options offered by the Plan.

Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant’s account which has vested.

Vesting—Participants’ elective deferrals plus actual earnings thereon are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.

Employer matching contributions vest as follows:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Profit sharing contributions prior to 2007 fully vest after five years of service with the Company, with no vesting prior thereto. Profit sharing contributions made for Plan years beginning on or after January 1, 2007 vest in accordance with the following schedule:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

Participants’ interests in their accounts are fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement age (65).

Investment Options—As of December 31, 2011, participants were able to direct contributions into any of 29 investment options, including the Company stock fund. The Trustee buys shares of Fifth & Pacific Companies, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. The Company’s contributions to the Company stock fund may be made directly to the Plan in shares of Fifth & Pacific Companies, Inc. common stock, if elected by the participant (see Note 4 – Exempt Party-in-Interest Transactions). The Company also offers mutual funds, a common/collective trust and a self-directed brokerage account as investment options to participants. Certain participants in the Kate Spade Plan held an investment in an additional common/collective trust that was transferred into the Plan and closed in 2011.

Participant Loans—Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined in the Plan document. In 2011, interest rates ranged from 4.25% to 9.25%. During 2011, loans were issued with an interest rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years.

Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, as applicable. The participant may also elect to roll the balance into an Individual Retirement Account (“IRA”) or a future employer’s plan. At the participant’s election or when the account balance is less than $1,000, such distribution may be requested immediately and will be processed in a lump-sum as soon as practicable. Alternatively, (i) if the balance is between $1,000 and $5,000, the Company will transfer the balance into an IRA account or (ii) if the account balance is in excess of $5,000, payments can be requested in periodic installments for a period not extending beyond the participant’s life expectancy or the joint life expectancies of the participant and a designated beneficiary.

As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

Forfeited Accounts—At December 31, 2011 and 2010, forfeited non-vested account balances totaled $230,036 and $567,530, respectively. These accounts will be used to reduce future Company contributions or to pay Plan expenses, pursuant to the Plan document. During 2011, employer contributions were reduced by $1,861,499 from the utilization of forfeited non-vested accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared under the accrual method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Valuation of Investments—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trusts and the self-directed brokerage account are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan’s investments in the common/collective trusts are recorded at fair value and then adjusted to contract value, which amounted to $25,816,041 and $28,591,109 at December 31, 2011 and 2010, respectively.

The Plan applies the relevant accounting guidance on fair value measurements to (i) all financial instruments that are being measured and reported on a fair value basis and (ii) disclosures of fair value of certain financial assets.

The following fair value hierarchy is used in selecting inputs for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those that a market participant would use.

Fair value measurement for the Plan’s assets assumes the highest and best use (the use that generates the highest returns individually or as a group) for the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. This applies even if the intended use of the asset by the Plan is different.

The following tables present the financial assets and liabilities the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measured and Recorded at December 31, 2011 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2011
Participant-Directed Investments:
Mutual Funds:
Balanced Funds	$36,845,976	$--	$--	$36,845,976
Index Funds	35,538,783	--	--	35,538,783
Growth Funds	29,960,636	--	--	29,960,636
Value Funds	19,706,843	--	--	19,706,843
Fixed Income Fund	1,343,303	--	--	1,343,303
Total Mutual Funds	123,395,541	--	--	123,395,541
Fifth & Pacific Companies, Inc. Common Stock Fund	4,396,478	--	--	4,396,478
Self-Directed Brokerage Fund	2,724,347	--	--	2,724,347
Common/Collective Trust (Stable Value)	--	26,458,904	--	26,458,904
Total Participant-Directed Investments	$130,516,366	$26,458,904	$--	$156,975,270

	Fair Value Measured and Recorded at December 31, 2010 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2010
Participant-Directed Investments:
Mutual Funds:
Index Funds	$38,654,492	$--	$--	$38,654,492
Balanced Funds	38,047,724	--	--	38,047,724
Growth Funds	35,331,004	--	--	35,331,004
Value Funds	23,852,969	--	--	23,852,969
Fixed Income Fund	879,675	--	--	879,675
Total Mutual Funds	136,765,864	--	--	136,765,864
Fifth & Pacific Companies, Inc. Common Stock Fund	3,917,237	--	--	3,917,237
Self-Directed Brokerage Fund	2,878,194	--	--	2,878,194
Common/Collective Trusts (Stable Value)	--	28,876,224	--	28,876,224
Total Participant-Directed Investments	$143,561,295	$28,876,224	$--	$172,437,519

Notes Receivable from Participants—Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan’s assets are invested in various investment securities, including mutual funds, common/collective trusts, a self-directed brokerage account and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the financial statements.

Income Recognition—Security transactions are recorded on a settlement date basis. The difference resulting from recording transactions between the trade date and settlement date was not significant to the Plan’s financial statements. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year, or at the time of purchase during the year.

The accompanying Statement of Changes in Net Assets Available for Benefits presents Net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2011, realized gains and losses on investments sold during the year then ended, investment management fees associated with the Plan’s investments in mutual funds and the common/collective trusts and loan transaction and servicing fees.

Administrative Expenses, Investment Management and Recordkeeping Fees—The Company pays all administrative expenses incurred by the Plan, as provided in the Plan document. Investment management and recordkeeping fees amounted to $865,486 for the year ended December 31, 2011 and are recorded within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Loan Expenses—Loan transaction and servicing fees are charged to the borrowing participants’ accounts by the Plan’s recordkeeper and are recorded within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits—Benefit payments are recorded when paid.

Accounting for Fully Benefit-Responsive Benefit Contracts—Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains common/collective trusts that invest in fully benefit-responsive investment contracts. Contract value of the common/collective trusts is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the common/collective trusts at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer of the common/collective trusts. Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan; (iv) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the common/collective trusts’ cash flow; (v) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund; and (vi) any transfer of assets from the common/collective trusts directly to a competing investment option. The Plan’s Administrative Committee does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The table below reflects (i) the average yield earned by the Plan for all fully benefit-responsive investment contracts (which may differ from the interest rate credited to participants in the Plan) and (ii) the average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the years ended December 31, 2011 and 2010. The crediting interest rate is based on a formula agreed upon with the issuer and calculated for the common/collective trusts as a whole as annualized one-day income from insurance contracts, net of expenses, divided by fair value of investments and insurance contracts at year-end.

Managed Income Portfolio Class II	2011	2010
Average yield based on actual earnings	1.9%	2.3%
Average yield based on interest rate credited to participants	1.6%	1.8%

Managed Income Portfolio(*)	2011	2010
Average yield based on actual earnings	N/A	2.7%
Average yield based on interest rate credited to participants	N/A	1.4%

(*) The Managed Income Portfolio is a fund option that was offered to participants in the Kate Spade Plan prior to its merger into the Plan.

Subsequent Events—The Administrative Committee’s policy is to evaluate all events or transactions that occur from the year end date through the date of the issuance of the Plan’s financial statements. The Plan’s Administrative Committee has evaluated subsequent events through the date the Company issued these financial statements.

Recent Accounting Pronouncements—In May 2011, new accounting guidance on fair value measurements was issued which required updates to the fair value measurement disclosure to conform U.S. GAAP and International Financial Reporting Standards, effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance will not affect the Plan’s financial statements, but will require additional disclosure.

3.     INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 was as follows:

	Number of Shares		$
	2011	2010	2011	2010

*Fidelity Managed Income Portfolio Class II	25,816,041	28,580,509	$ 26,458,904	$ 28,865,537
*Fidelity Spartan US Bond Index	1,750,064	1,987,835	20,615,756	22,522,168
American Growth Fund of America Class R4	508,698	569,517	14,508,071	17,193,723
*Fidelity Spartan 500 Index	321,330	350,138	14,299,191	15,574,139
*Fidelity Freedom 2010	870,394	982,295	11,402,163	13,349,392
Morgan Stanley Institutional Mid Cap Growth Fund	265,906	N/A	8,447,839	N/A
Alger Midcap Growth Institutional	N/A	717,852	N/A	10,193,493

  *Permitted party-in-interest.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,126,198, as follows:

Mutual Funds	$(5,725,706)
Self-Directed Brokerage Fund	(229,098)
Fifth & Pacific Companies, Inc. Common Stock Fund	828,606
Net depreciation in fair value of investments	$(5,126,198)

4.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2011, the members of the Plan’s Administrative Committee served in the following Company positions: VP and Assistant Treasurer, VP of Total Rewards and Retirement Plan Specialist. As of December 31, 2011, the members of the Plan’s Investment Committee served in the following Company positions: Chief Financial Officer, SVP of Finance and Treasurer, VP and Assistant Treasurer, VP of Total Rewards and SVP- Chief Legal Officer, General Counsel and Secretary. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in Fifth & Pacific Companies, Inc.’s common stock qualify as permitted party-in-interest transactions.  At December 31, 2011 and 2010, the Plan held 509,325 and 546,958 shares, respectively, of common stock of Fifth & Pacific Companies, Inc., the Plan’s sponsoring employer, with a fair value of $4,396,478 and $3,917,237 respectively, and a cost basis of $5,944,471 and $6,654,855, respectively.

Certain Plan investments, amounting to $102,010,236 at December 31, 2011, are units of funds managed by the Trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management fees paid to the Trustee of $865,486 are included within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

5.     PLAN TERMINATION

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants would cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.

6.     FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.     RECONCILIATION TO FORM 5500

As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the common/collective trusts at fair value and an adjustment to reflect the common/collective trusts at contract value. However, the common/collective trusts are recorded at fair value on the Form 5500. In addition, amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011 and December 31, 2010, but not paid as of such dates.

The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the Form 5500:

	2011	2010
Net assets available for benefits, per financial statements	$158,764,904	$174,827,180
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(642,863)	(285,115)
Net assets available for benefits, per Form 5500	$159,407,767	$175,112,295

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits, per financial statements	$(16,062,276)
Plus: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(285,115)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(642,863)
Net decrease in net assets available for benefits, per Form 5500	$(15,704,528)

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost **	Market Price	Current Value

* Fifth & Pacific Companies, Inc. Common Stock	Common Stock Fund		$8.63	$4,396,478
Brokerage Link Fund	Self-Directed Brokerage Fund		--	2,724,347
* Fidelity Managed Income Portfolio Class II	Common/Collective Trust		--	26,458,904
Baron Growth Fund	Mutual Fund		51.01	3,838,153
Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund		31.77	8,447,839
Oakmark Fund Class I	Mutual Fund		41.69	6,216,753
Royce Total Return	Mutual Fund		12.68	4,590,400
Dodge & Cox International Stock Fund	Mutual Fund		29.24	6,340,599
Western Asset Core Plus Bond Portfolio – Institutional Class	Mutual Fund		11.11	1,343,303
American Growth Fund of America Class R4	Mutual Fund		28.52	14,508,071
H & W Mid-Cap Value Class I	Mutual Fund		21.90	1,543,060
Artisan Mid-Cap Value	Mutual Fund		19.70	1,016,031
* Fidelity Diversified International	Mutual Fund		25.52	3,166,573
* Fidelity Freedom Income	Mutual Fund		11.24	383,073
* Fidelity Freedom 2000	Mutual Fund		11.88	318,918
* Fidelity Freedom 2005	Mutual Fund		10.52	327,441
* Fidelity Freedom 2010	Mutual Fund		13.10	11,402,163
* Fidelity Freedom 2015	Mutual Fund		10.93	786,725
* Fidelity Freedom 2020	Mutual Fund		13.12	2,065,195
* Fidelity Freedom 2025	Mutual Fund		10.81	2,109,794
* Fidelity Freedom 2030	Mutual Fund		12.84	4,669,968
* Fidelity Freedom 2035	Mutual Fund		10.55	2,477,242
* Fidelity Freedom 2040	Mutual Fund		7.36	5,063,412
* Fidelity Freedom 2045	Mutual Fund		8.69	4,177,590
* Fidelity Freedom 2050	Mutual Fund		8.54	3,064,455
* Fidelity Spartan US Bond Index	Mutual Fund		11.78	20,615,756
* Fidelity Spartan Extended Market Index	Mutual Fund		35.46	480,229
* Fidelity Spartan International Index	Mutual Fund		29.75	143,607
* Fidelity Spartan 500 Index	Mutual Fund		44.50	14,299,191

Total participant-directed investments at fair value				$156,975,270

* Various participants	Loans to Participants ***			$1,961,851

*	Represents a permitted party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Interest rates range from 4.25%-9.25% and maturity dates are through January 14, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

By:	/s/ George M. Carrara
George M. Carrara
Chief Financial Officer

June 13, 2012

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.